EXHIBIT 99.1

News Release dated September 2, 2015, Suncor Energy to present at the Barclays CEO Energy/Power Conference 2015

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the Barclays CEO Energy/Power Conference 2015

Calgary, Alberta (Sept. 2, 2015) – Steve Williams, president and chief executive officer, will present at the Barclays CEO Energy/Power Conference on Wednesday, September 9, 2015 at 11:45 a.m. MT (1:45 p.m. ET).

The webcast link will be available on Suncor’s website at suncor.com/webcasts, or at the following URL for 180 days: https://cc.talkpoint.com/barc002/090815a_ae/?entity=41_OVRNFK6.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com